January 17, 2006
Via EDGAR and Federal Express
John Reynolds
Thomas Kluck
Mike Karney
Babette Cooper
Terence O’Brien
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Acquicor Technology Inc. Registration Statement on Form S-1 Amendment No. 3 to Registration Statement on Form S-1 Filed January 17, 2006 File No. 333-128058
ATTORNEYS AT LAW
101 California Street
5th Floor
San Francisco, CA
94111-5800
Main  415 693-2000
Fax     415 693-2222
www.cooley.com
CHRYSTAL N. JENSEN
(415) 693-2235
cjensen@cooley.com
Broomfield, CO
720 566-4000
Palo Alto, CA
650 843-5000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
Washington, DC
202 842-7800

Ladies and Gentlemen:
On behalf of our client, Acquicor Technology Inc. (“Acquicor” or the “Company”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of Acquicor’s Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-128058), and are providing to you in hard copy form a copy of such amendment marked to show changes from Amendment No. 2 to the Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2005 (as amended, the “Registration Statement”).
Amendment No. 3 is being filed in response to your letter dated January 10, 2006, setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Registration Statement (the “Comment Letter”). This letter, which has also been filed electronically with the Commission, contains the Company’s supplemental responses to the Staff’s comments. The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3.
General
     1. Comment: We note in your letter of December 16, 2005 the reference to a directed unit purchase program being offered orally to Acquicor Management LLC by the underwriters. Please disclose the principal terms of the program, such as whether Acquicor Management LLC has agreed to purchase the units in the offering.

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     Response: In response to the Staff’s comment, we respectfully note that the Company now intends to sell units in a private placement immediately prior to the offering contemplated by the Registration Statement rather than in a directed unit purchase program as provided in Amendment No. 2 to the Registration Statement.
     2. Comment: We note the contingent nature of part of the underwriters’ compensation. Please provide disclosure as to when the distribution ends. In this context, note that it is not adequate to simply indicate that the distribution ends at the closing of the IPO, but should rather look more specifically to disclosure such as all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised
     Response: In response to the Staff’s comment, we have added the requested disclosure to page 66.
     3. Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.
     Response: In response to the Staff’s comment, we supplementally provide below the method by which the Company intends to satisfy the listing standards promulgated by the American Stock Exchange. In the event the Company does not satisfy the 400 public shareholder requirement, the securities will not be listed on the American Stock Exchange:
Numerical Listing Standards (Initial Listing Standard 3)

Size—stockholders’ equity of at least $4,000,000	As reflected on pages 8 and 30, after consummation of the offering and the private placement, our adjusted stockholders’ equity will be $78,752,032.

Total Value of Market Capitalization—$50,000,000	Assuming a market value of $5.66 per share of common stock (which represents the average price of a share of common stock for similarly structured companies—see Exhibit A supplementally provided herewith), the Company’s market capitalization after the consummation of the offering will be $133,481,670.

Aggregate Market Value of Publicly Held Shares—$15,000,000	Assuming a market value of $5.66 per share of common stock (which represents the average price of a share of common stock for similarly structured companies—see Exhibit A supplementally provided herewith), the market value of the 17,000,000 shares that are being offered under the Registration Statement will be $96,220,000.

Distribution—minimum public distribution of 1,000,000 shares together with a minimum of	We are offering 17,000,000 units, each unit consisting of one share of common stock and two warrants to purchase shares of common stock. It is the intention of the Company that there will be a

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400 public shareholders	minimum of 400 public shareholders post-offering.

Stock Price/Market Value of Shares Publicly Held—$2.00/share	We are offering the units at a price per share of $6.00. The average price of a share of common stock for similarly structured companies is $5.66 (see Exhibit A supplementally provided herewith).

Warrants—200,000 warrants publicly held by not less than 100 public warrantholders	As mentioned above, each of the 17,000,000 units we are offering includes two warrants. Additionally, it is the intention of the Company that there will be a minimum of 400 public shareholders post-offering, each of whom will also be warrantholders.

Warrants—Exercise Provisions	The warrants will not contain a provision that gives the Company the right, at its discretion, to reduce the exercise price of the warrants for periods of time, or from time to time, during the life of the warrants unless the Company establishes a minimum period of ten business days within which such price reduction will be in effect.

Warrants—Extension of Expiration Date	The Company will undertake to advise the American Stock Exchange of any extension of the expiration date of the warrants.

Warrants—Stock Splits	As stated in Section 4.1 of the Warrant Agreement (exhibit 4.4 to the Registration Statement), if the Company effects a split of the common stock issuable upon exercise of the warrants, a corresponding adjustment will be made with respect to the warrants.

Units	We received oral confirmation from the American Stock Exchange that, per Section 101(g) of the Amex Company Guide, the units will be authorized for listing to the extent each of the component parts (i.e., the common stock and warrants) meet the applicable requirements for listing.

Corporate Governance Listing Standards

Board of Directors	A majority of the Company’s directors meet the independence requirements set forth in Section 121A of the Amex Company Guide and will disclose the names of those directors in the Company’s annual meeting proxy statement.

The Company’s board of directors will meet on at least a quarterly basis. Further, the independent directors shall meet at least annually in executive session without the presence of non-independent directors and management.

The Company’s board of directors consists of three classes of

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approximately equal size with each class serving a three-year term.

No employee of the American Stock Exchange or floor member will serve on the Company’s board of directors.

Independent Directors and Audit Committee	The Company complies with the audit committee requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (“Rule 10A-3”).

The company will notify the American Stock Exchange promptly if an executive officer of the company becomes aware of any material noncompliance with the requirements set forth in Rule 10A-3.

Board Nominations	After the date of the offering, board of director nominations will either be selected, or recommended for the board’s selection, by a nominating committee (to be formed) or by a majority of the independent directors (as defined in Section 121A of the Amex Company Guide). If the Company forms a nominating committee, it will adopt a formal charter and will provide that the committee will consist of three independent directors (as defined in Section 121A of the Amex Company Guide). If a nominating committee is not formed, the board will adopt resolutions addressing the nominations process and such related matters.

Executive Compensation	After the date of the offering, the compensation of the officers of the Company, including the Company’s chief executive officer, none of whom are currently receiving compensation for their services, will be determined by, or recommended for the board’s determination, by a compensation committee (to be formed) or by a majority of the independent directors (as defined in Section 121A of the Amex Company Guide). The chief executive officer will not be present during any determinations related to his/her compensation. If the Company forms a compensation committee, it will adopt a formal charter and will provide that the committee will consist of three independent directors (as defined in Section 121A of the Amex Company Guide).

Stock Option Plans	The Company currently has no stock option plan. However, the Company will seek stockholder approval with respect to the establishment of (or material amendment to) a stock option or purchase plan or other equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants, except as provided in paragraphs (a) through (d) of Section 711 of the Amex Company Guide. The Company will inform the American Stock Exchange in writing with

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respect to the use of any of such exceptions.

Code of Conduct and Ethics	The company will adopt a code of conduct and ethics, applicable to all directors, officers and employees, which complies with the definition of a “code of ethics” as set forth in Item 406 of Regulation S-K promulgated by the Commission. The code of conduct and ethics will be publicly available
     4. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by the beneficial holder of Acquicor Management, LLC, Gilbert F. Amelio, Ph.D. as compared to a public stockholder. In this context we note that: (i) Dr. Amelio is allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.69 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for Dr. Amelio to exercise his redemption rights since his existing shares have an effective purchase price of $0.004 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the conversion price of approximately $5.69 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by other beneficial owners of Acquicor Management LLC. We may have further comment.
     Response: We respectfully note that Acquicor Management LLC and each of the directors, officers and special advisors have effectively waived any conversion rights they may have with respect to any shares of common stock held by them (whether or not such shares are currently held, purchased in the private placement or acquired in connection with or following the offering) by virtue of their voting agreements with the Company.
     In response to the Staff’s comment, we have clarified that Acquicor Management LLC will not have any conversion rights with respect to the shares of common stock that it currently holds. A stockholder will only have conversion rights if it (a) votes against a business combination and (b) a majority of the public stockholders vote to approve the business combination. Acquicor Management LLC has agreed to vote the shares it currently holds in the same manner as a majority of the shares of common stock held by the Company’s public stockholders. If a majority of the shares held by the public stockholders vote in favor of a business combination, then Acquicor Management LLC must vote in favor of the business combination. As a result, Acquicor Management LLC will not have any conversion rights with respect to such shares because it did not vote against the business combination. If a majority of the shares held by the public stockholders vote against a business combination, then Acquicor Management LLC must vote against the business combination. As a result, Acquicor Management LLC will not have any conversion rights because such business combination was not approved by a majority of the public stockholders. We have also clarified that, with respect to any shares acquired in the private placement or in connection with or following the offering contemplated by the Registration Statement, Acquicor Management LLC and each of the directors, officers and special advisors have agreed to vote such shares

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in favor of a business combination. As a result, they will not have any conversion rights with respect to such shares because they can not vote against the business combination. Thus, only the public stockholders will have conversion rights with respect to their shares of common stock. The additional disclosure is set forth on pages 5, 8, 41 and 53.
Certain Relationships and Related Transactions, page 52
     5. Please include the disclosure regarding the directed unit purchase program as required by Item 404 of Regulation S-K.
     Response: In response to the Staff’s comment, we respectfully note that the Company now intends to sell units in a private placement immediately prior to the offering contemplated by the Registration Statement rather than in a directed unit purchase program as provided in Amendment No. 2 to the Registration Statement.
Exhibits
     6. Please file the exhibits with the next amendment. We may have additional comments upon review.
     Response: We respectfully note the Staff’s comment. As discussed with Mr. Kluck, we supplementally note that the Company intends to file an ‘exhibit-only’ amendment containing such exhibits shortly after the filing of Amendment No. 3.
* * * * *
     Please do not hesitate to contact me at (415) 693-2235 or Mischi aMarca at (415) 693-2148 if you have any questions or would like additional information regarding this response letter or the Registration Statement.
Sincerely,
/s/ Chrystal N. Jensen
Chrystal N. Jensen

cc:	Gilbert F. Amelio, Chairman and Chief Executive Officer, Acquicor Technology Inc.
 Kenneth F. Guernsey, Esq., Cooley Godward LLP, counsel to issuer
 Gian-Michele a Marca, Esq., Cooley Godward LLP, counsel to issuer
Floyd I. Wittlin, Esq., Bingham McCutchen LLP, counsel to the underwriters